

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
140-142 Kensington Church Street
London, W8 4BN
United Kingdom

      Re: Vertical Aerospace Ltd.
          Amendment No. 5 to Registration Statement on Form F-4
          Filed November 17, 2021
          File No. 333-257785

Dear Mr. Fitzpatrick:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4 filed November 17, 2021

Unaudited Financial Statements of Broadstone Acquisition Corp.
Note 1 - Description of Organization, Business Operations and Basis of Presentation
Revision of Previously Issued Financial Statements, page F-53

1.   Please provide us with your materiality analysis under SAB Topic 1:M and 1:N with respect to the accounting error.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robbie McLaren, Esq.